By EDGAR Correspondence

May 12, 2011

William Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	The AES Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010, Filed February 28, 2011 Definitive Proxy on Schedule 14A dated March 7, 2011 File No. 1-12291

Dear Mr. Thompson:

We refer to the comment letter, dated April 11, 2011 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning The AES Corporation (the “Company”) filings referenced above.

As requested by the Staff, this letter supplements responses to Comments 5 and 6 set forth in the Company’s response letter dated April 25, 2011. Specifically, the Staff asked that the Company confirm that it has filed the exhibits requested in Comment 5 of the Comment Letter. In addition, the Staff requested that the Company supplement its response to Comment 6 of the Comment Letter by agreeing that it will provide disclosure as to the manner in which annual incentive payments are calculated in subsequent proxy statement filings with the Commission.

The Company’s supplemental responses to Comments 5 and 6 are set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Exhibits, page 283

1.	SUPPLEMENTAL RESPONSE TO COMMENT LETTER – COMMENT 5. The Company has included the referenced exhibits in its Form 10-Q for the period ended March 31, 2011.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

The Company’s 2010 Performance, page 29

2.	SUPPLEMENTAL RESPONSE TO COMMENT LETTER – COMMENT 6. As noted in the Company’s original response to the Staff’s comment, for 2010, the Compensation Committee (the “Committee”) determined to exercise negative discretion with regard to the annual incentive payments based on the criteria set forth on pages 27-32. The application of negative discretion by the Committee resulted in final Performance Awards which are reflected as a percentage of the target awards on page 32. The amount of each named executive’s 2010 annual incentive payment is disclosed on page 39 of the 2010 Proxy Statement. Investors can independently calculate the annual incentive payments by taking the product of three figures for each named executive:

(a)	The percentage listed in the column titled “Actual Performance Award as a % of Target,” (page 32) multiplied by

(b)	The percentage listed in the column titled “Target Performance Award as a % of Base Salary,” (page 32) multiplied by

(c)	The named executive’s base salary (page 38).

In the case of the Company’s Chief Executive Officer, the reader would multiply (a) 134% by (b) 150% by (c) $1,115,400, which results in an annual incentive payment of $2,241,954 (which was rounded to $2,242,000 and which amount is disclosed on page 39 of the 2010 Proxy Statement).

In future filings, the Company will explain how the annual incentive payments can be calculated in a format similar to the above description for each named executive. This disclosure will be included below the table which describes the target performance as a percentage of base salary and actual performance as a percentage of the executive’s target. For the 2010 Proxy Statement, that table was located on page 32.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 703-682-6612 or Mary Wood at 202-551-1231.

Very truly yours,

/s/ Victoria D. Harker
Victoria D. Harker
Executive Vice President and Chief Financial Officer